                       SECURITIES AND EXCHANGE COMMISSION


                         SCHEDULE 13D - Amendment No. 1
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                      PSC
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  69361E 10 7
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                                 (CUSIP Number)
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Spectra-Physics, Inc.                                Copy to:  Carmen J. Romano
108 Webster Building                                 Dechert Price & Rhoads
3411 Silverside Road                                 4000 Bell Atlantic Tower
Wilmington, DE 19810                                 1717 Arch Street
(302) 478-4600                                       Philadelphia, PA 19103-2793

Attn:  Ms. Barbara Schoenberg                        (215) 994-2971
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 12, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6
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CUSIP NO. 69361E 10 7
---------------------

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Spectra-Physics, Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [   ]
                                                                       (b) [   ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [   ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

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7.   SOLE VOTING POWER

 NUMBER OF       ---------------------------------------------------------------
  SHARES         8.  SHARED VOTING POWER                                     0
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE POWER
   EACH          ---------------------------------------------------------------
 REPORTING       10. SHARED DISPOSITIVE POWER                                0
PERSON WITH
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                             0
     REPORTING PERSON
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [   ]
     EXCLUDES CERTAIN SHARES
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      0
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
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                                  Page 2 of 6

CUSIP NO. 69361E 10 7
---------------------


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Spectra-Physics Holdings USA, Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [   ]
                                                                       (b) [   ]
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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                          [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
7.  SOLE VOTING POWER

 NUMBER OF       --------------------------------------------------------------
  SHARES         8.   SHARED VOTING POWER
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        9.   SOLE DISPOSITIVE POWER
  EACH           ---------------------------------------------------------------
 REPORTING       10.  SHARED DISPOSITIVE POWER
PERSON WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
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                                  Page 3 of 6

CUSIP NO. 69361E 10 7
---------------------


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Spectra Physics AB
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [   ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
7.   SOLE VOTING POWER

 NUMBER OF       ---------------------------------------------------------------
  SHARES         8.   SHARED VOTING POWER
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        9.   SOLE DISPOSITIVE POWER
  EACH           ---------------------------------------------------------------
 REPORTING       10.  SHARED DISPOSITIVE POWER
PERSON WITH
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
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                                  Page 4 of 6
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          This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D")
filed on July 22, 1996, by Spectra-Physics, Inc., a Delaware Corporation, Spectra-Physics Holdings USA, Inc., a Delaware corporation, Spectra-Physics AB a Swedish corporation, Securum Forvaltning AB, a Swedish corporation, and Securum AB, a Swedish corporation, with respect to common stock, par value $.01 per share, of PSC Inc., a New York corporation, whose principal executive offices are located at 675 Basket Road, Webster, New York 14580.

     Unless otherwise defined herein, each capitalized term used herein has the same meaning ascribed to it in the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (e) Item 5(e) is amended to read as follows: On August 29, 1997, SPI transferred all 977,135 shares of PSC Common Stock to SPHUI as a distribution.

                                  Page 5 of 6
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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1997

                              SPECTRA-PHYSICS, INC.

                              By: _______________________________

                              Name:   John J. Carney
                                      ---------------

                              Title:   President
                                       ---------


                              SPECTRA-PHYSICS HOLDINGS USA, INC.

                              By: _______________________________

                              Name:   John J. Carney
                                      --------------

                              Title:   President
                                       ---------


                              SPECTRA-PHYSICS AB

                              By: _________________________________

                              Name:  Lennart F. Rappe
                                     ----------------

                              Title:  President
                                      ---------

                              And by: _________________________________

                              Name:  Eric Asplund
                                     ------------

                              Title:  Group Treasurer
                                      ---------------

                                  Page 6 of 6